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Exhibit 12.02

CITIGROUP INC.

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

						Three Months Ended March 31,
	Year ended December 31,
In millions of dollars, except for ratios
	2003	2002(2)	2001(2)	2000(1)(2)	1999(1)(2)	2004	2003(3)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$10,364	$12,659	$20,090	$23,072	$17,687	$2,681	$2,788
Interest factor in rent expense	466	451	444	416	292	117	119
Dividends—Preferred Stock	103	126	168	180	232	25	29

Total fixed charges	$10,933	$13,236	$20,702	$23,668	$18,211	$2,823	$2,936

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$26,333	$20,537	$20,519	$19,297	$16,247	$7,740	$6,060
Fixed charges (excluding preferred stock dividends)	10,830	13,110	20,534	23,488	17,979	2,798	2,907

Total income	$37,163	$33,647	$41,053	$42,785	$34,226	$10,538	$8,967

Ratio of income to fixed charges excluding interest on deposits	3.40	2.54	1.98	1.81	1.88	3.73	3.05

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$17,271	$21,248	$31,793	$36,459	$28,498	$4,488	$4,663
Interest factor in rent expense	466	451	444	416	292	117	119
Dividends—Preferred Stock	103	126	168	180	232	25	29

Total fixed charges	$17,840	$21,825	$32,405	$37,055	$29,022	$4,630	$4,811

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$26,333	$20,537	$20,519	$19,297	$16,247	$7,740	$6,060
Fixed charges (excluding preferred stock dividends)	17,737	21,699	32,237	36,875	28,790	4,605	4,782

Total income	$44,070	$42,236	$52,756	$56,172	$45,037	$12,345	$10,842

Ratio of income to fixed charges including interest on deposits	2.47	1.94	1.63	1.52	1.55	2.67	2.25

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests.

(2)
On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on December 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income.    The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(3)
Reclassified to conform to the current period's presentation.

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CITIGROUP INC. CALCULATION OF RATIO OF INCOME TO FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS